SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

This report may contain forward-looking statements. Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U.S. Securities and Exchange Act of 1934, as amended. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

1 Introduction

The studies and discussions between Eletrobrás and MME technicians, which took place during 2006 and 2007, highlighted the need to seek the transformation and strengthening of the Eletrobrás System, as much by means of management and institutional initiatives being implemented within the Eletrobrás System companies, as by others of structural and regulatory nature, to be dealt with directly by the federal government.

The strengthening and the management transformation intended and outlined by the federal government, its main shareholder, led Eletrobrás to to look for a new strategic platform from the institutional, organizational and marketing angle. This repositioning considers four policies, called Performing Vectors:

• Perfecting of the corporate governance
• Reorientation of the energy business distribution
• Institutional Reformulation of the Holding
• Reorganization of the existing Management Model

The Transformation Plan of the Eletrobrás System introduces changes with a high degree of complexity, involving over forty activities with specific weights and different times for implementation, requiring strategies for supervision and monitoring, and a strong commitment of all the companies.

The Management Committee for the Transformation of the Eletrobrás System - CGTE was created to coordinate the above mentioned activities and was formed by representatives of each one of the Eletrobrás System companies and from each one of the board of Eletrobrás, which acts on the policy making and the monitoring and control activities involved in realizing the panned goals.

The Transformation Plan has as its ultimate goal to endow the Eletrobrás System with an integrated and transparent corporate management structure, making it competitive in the operation and the expansion of its electric energy offering, able to provide the adequate remuneration to its shareholders, to contribute to security in serving Brazil’s energy needs and also contributing to its sustainable development.

In the future, it will be the responsibility of the Integrated Strategic Planning, included in the Transformation Plan, to design and harmonize, as a permanent process which is reinvented at every cycle, according to the new scenarios and the evolution of the business environment.

However, considering that the development of the Strategic Planning of the Eletrobrás System has its own pace, impacted by the hiring of international consultants, the Board of Executive Officers and the Board of Directors of Eletrobrás approved a multiannual program, beginning in 2009, which will represent the first strategic corporate guidance of the Eletrobrás System, aligning a set of critical actions, even before the Company has an Integrated Strategic Planning.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

The Committee for the Management and Transformation of Eletrobrás – CGTE developed the so-called Strategic Action Program for 2009-2012 of the Eletrobrás System - PAE 2009-2012 and submitted it to the Superior Board of the Companies of the Eletrobrás System - CONSISE and to the Board of Directors of Eletrobrás.

In successive meetings of CONSISE (Paulo Afonso, 16.10.08, and Florianópolis, 17.12.08), the development of the PAE 2009-2012 was presented to the CEO’s of the subsidiaries and to the members of the Board of Executive Officers of Eletrobrás and to the representatives of the companies in CGTE (16.12.08) . The comments and suggestions presented in these meetings were incorporated in the project.

2 Fundamentals

In order to support the PAE 2009-2012, it was decided that the Strategic Business Planning of Eletrobrás (holding) would be revisited. It was verified that the characteristics presented in the company’s mission (business excellence, profitability and social and environmental responsibility) remained valid and closely related to the proposal of the Transformation Plan of the Eletrobrás System.

Eletrobrás mission "Create, offer and implement solutions in order to service the national and international electric energy markets, working with management excellence, profitability and social and environmental responsibility, contributing towards the development of Brazil and the countries where it will act ".

Eletrobrás vision: "To become a worldwide reference in the electric energy business with corporate efficiency, profitability and social and environmental responsibility."

The four strategic macro-guidance of the Eletrobrás Business Strategic Planning pointed to issues that were considered of great importance to the Transformation Plan such as: corporate governance, the efficient management of the shareholding participation, the criteria for analysis of technical and economic feasibility for new investments, the economic and financial equilibrium in the management of government programs, the reorganization and consolidation of the distribution companies and the valuation of the employees.

From the point of view of Corporate Strategies, which derived from the macro-guidance and pointed to fundamental aspects of business and processes of Eletrobrás, a strong convergence with the vectors and the actions that constitute the Transformation Plan was observed. Therefore, an attempt was made to establish a link between the pre-existing Corporate Strategies and a set of goals that had a great relevance in the context of the Transformation Plan, and which simultaneously, accepted the establishment of goals whose performance depended, necessarily, on the integrated efforts of the companies of the Eletrobrás System.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

Thus, the designed Purposes go beyond the usual terrain, incorporating challenging features and a “join us” effect, as its performance necessarily depends on the collective effort of the companies of the Eletrobrás System.

3 Structure of the Program

3.1 Corporate Governance

Purpose
To improve the fulfillment of the requirements of the sustainability activities of the Eletrobrás System.

Goals

• Raise scores in ISE Bovespa in 2009

• Listing in the Dow Jones Sustainability Index by 2012

• Upgrade to Level 2 of Bovespa Corporate Governance by 2012

Considering the emphasis assigned by the Transformation Plan to Corporate Governance, we will treat it according to two aspects:

-In a direct way, through a search for greater effectiveness in the performance of the members of the Boards of Directors and the Fiscal Councils, which represent Eletrobrás in the companies in which Eletrobrás holds shareholding participation. For the fulfillment of this goal, a Critical Success Factor is the definition of normative criteria which will guide the performance of these members in order to control the selection and evaluation processes, the roles and responsibilities and counseling that should be provided to the board members.

-In an indirect way, in a broader context of corporate sustainability, we emphasize the integrated work of the Sustainability Committees of the holding company and its subsidiaries, in pursuit of measurable results as well for the participation of the Eletrobrás System in indexes with high visibility in the Brazilian and international markets, such as ISE Bovespa and Dow Jones Sustainability Index - DJSI, as well as the upgrade to Level 2 of Bovespa Corporate Governance Index.

Considering the multiannual character of the PAE 2009-2012 and the challenges represented by the proposed goals, a progress in stages, both for the improvement of scores in the ISE Bovespa, and for obtaining the DJSI listing. The percentage of growth established by dimension refers to the Eletrobrás System as a whole and should be broken down by the subsidiary companies in the coordinated work of the Sustainability Committee, in order to consider the asymmetries and peculiarities reflected in the registered individual scores.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

3.2 Investments

Purpose
To Increase the average return of the Eletrobrás System investments

To participate actively in the generation and transmission markets

Enable future projects, starting operation after 2012

To obtain economic and financial equilibrium of the distribution concessions within the Eletrobrás System.

Goals

• Leveraging of 6,459 MW in Generation for the SIN (National Interconnected System)

• Leverage of 10,386 Km in Transmission for the SIN

• Commissioning of nuclear systems of Angra 3 (1,405 MW) by 2012

• Support the Ministry of Mines and Energy in site studies for the Nuclear Units Nordeste 1 and 2 and Sudeste 1 and 2

• Studies relating to HPU Belo Monte (11,181 MW):anthropological report to be concluded by April 2009 (acquisition of Previous License by 08.30.2009, the bid expected for Sept/2009)

• Studies relating to HPU Complexo Tapajós (10,682 MW) bid by Dec/2010.

• Studies relating to HPU Marabá (2,160 MW): conclusion EIA/RIMA by Dec/2009.

• Studies relating to HPU Serra Quebrada (1,328 MW): conclusion EIA/RIMA by Dec/2009.

This plan shows a very powerful strategic direction in order to restore the structural role of the Eletrobrás System as an inducer of sustainable development of the country, through a platform for expansion in generation and transmission of electric energy, whose size is unusual in a global scale nowadays.

From the definition of criteria of attractiveness for its acceptance and according to the requirements of inclusion in the Strategic Plan of Business and Long-Term Investment of the Eletrobrás System, Purposes are set for completion of works and beginning of operation for a significant portfolio of projects in progress.

In parallel, a second set of goals is related to the development of projects, whose conclusion occurs beyond the period considered. Its success will depend strongly on the actions of management, planning, logistics and engineering which will be conducted during the PAE 2009-2012. In this context, the focus is on the projects related to the Brazilian Nuclear Program; the HEU of Belo Monte and the hydroelectric complex of Tapajós.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

3.3 Internationalization

Purpose
To structure the portfolio of projects of the Eletrobrás System abroad.

Goals

• To conclude the following studies:
  Generation: 18,000 MW by 2012.
  Transmission: 11,000 km of TL by 2012.

Considering the consolidation of the Eletrobrás System strategy of acting outside Brazil, currently in progress with the support of specialized consultants, and the consequent prioritization of investment opportunities, Purposes for conclusion of feasibility studies for projects of generation and transmission of electric energy in Latin America were elaborated.

These Purposes for completion of studies focusing on 18,000 MW related to projects of generation and 11,000 kilometers of transmission lines reflect a first view of the Eletrobrás System, taking into account the contacts and evaluations conducted up to now. These Purposes may be revised in light of the evolution of the methodological and strategic decisions.

3.4 Corporate Management

Purpose
To align and optimize processes in order to obtain an integrated performance and gains in competitiveness.

Goals

• GIR implemented at the holding level by June 2010

• GIR implemented at the companies by December/2010

• Reduction of at least 10% in the costs of acquisition of material and equipment

• All the companies with Ombudsman operating by June 2009

• To obtain the SOX Certification by December 2010 and its maintenance thereafter

• To obtain gains equivalent to 2% of the net operating revenues of each company through the execution of projects of R&D+I by the end of 2012.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

Some relevant corporate processes were emphasized whose actual implementation depends heavily on the integrated performance of the Eletrobrás System companies, namely: Integrated Risk Management, Supplies Logistics, Integrated System of Ombudsman and SOX certification.

A first selection of goals is presented which shows the connection with the attributes of "integrated activities" and "gains in competitiveness," which are included in the Purposes.

The requirement for optimization of processes points at the elimination of unnecessary costs resulting from old modes of management, which may result in the aggregation of new critical success factors and goals of corporate management, related to other processes and actions of the Transformation Plan, throughout the PAE 2009-2012.

Still considering the context of corporate management in particular, a new vision of Research, Development and Innovation, as part of the business of the Eletrobrás System, linked to goals with measurable impacts on the results and dependent on the development of integrated policies for the System as a whole.

Therefore, we separate research and development from the concept of compulsory application of resources to comply with the legal requirements, without any connection with the strategic objectives of the company, proposing to obtain gains equivalent to 2% of net operating revenues of the System from the implementation of new technologies and processes.

Finally, the National Energy Efficiency Program - PROCEL, managed by Eletrobrás by delegation of its majority shareholder, should have addressed their sources of funding from the Federal Government in order to ensure its economic and financial equilibrium in business terms.

3.5 Management of Employees

Purpos
To develop the staff of the Eletrobrás System as an agent and principal beneficiary of the transformation process, increasing their degree of satisfaction.

Goals
• To be one of the 50 best companies someone can work for. The listing must be on one of the following surveys:
Great Place to Work (Época Magazine)
FIA (Você S/A Magazine)

• Constant improvement in the results of the Periodical Research of Organizational Climate of the Eletrobrás System.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

The very first addressees of the Transformation Plan of Eletrobrás are its employees. If the new paradigms proposed are not recognized as legitimate and are not taken as their own, the change will be ephemeral and will not resist the pressures of the external environment.

It is of great importance, therefore, that all employees identify themselves with the Transformation Plan and value its direct benefits in terms of a new and rewarding perspective of career and human development.

It is essential that the transformation of the Eletrobrás System provides significant impacts on the work environment, in order to improve the attraction and retention of talent, expanding its human and technological capital.

In order to evaluate the progress in this direction, bold Purposes have been established which are related to the gradual improvement in highly regarded external researches turned to the evaluation of the organizational atmosphere. It is ultimately intended that the degree of satisfaction shown by the staff of Eletrobrás will drive the Eletrobrás System to a position of prominence in the Brazilian business scenario.

While admitting that the establishment of a good organizational climate depends on the development of an integrated policy of people management which consider, simultaneity, various relevant aspects, critical factors of success are pointed out: the Plan for Career and Remuneration of the Eletrobrás System, the Unified Plan of Benefits, the Performance Management System based on results, the Integrated Program of Development of People and a formal program of employee sharing among the companies of the Eletrobrás System.

These factors are, in themselves, a challenging work program for the Eletrobrás System, whose success will depend, in many cases, on the recognition and overcoming of asymmetries and peculiarities in favor of broad and sustainable achievements.

Also highlighted is the urgent need of reconstruction of the employee framework of the Eletrobrás System by systematic mapping of skills, identification of gaps, effective management of knowledge, evaluation of performance at all levels, avoiding the classic trap of classifying the companies for their current activities, rather than organizing them to assume the new roles indicated by the Transformation Plan.

3.6 Company Image

Purpose
To consolidate the image of the Eletrobrás System as a strategic agent in the sustainable growth of the country

Goals
• The value brand name of the Eletrobrás System measured by December 2009.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

• As of 2010: incremental growth in the valuation of the Eletrobrás System brand

The transformation process currently experienced by the Eletrobrás System depends crucially on an effective business communication for its consolidation, so as to achieve the acceptance of the internal public, contributing towards irreversible changes in the organizational culture, in addition to consolidating the new image of the system with other stakeholders, with added value to the brand name.

The recognition of the main role assumed by communications in the path of the Transformation Plan brings the need for the construction of a minimum level of equilibrium between the initiatives of the companies of the system through a general alignment with the corporate guidelines of the Plan and, in the future, with the Strategic Planning of the Eletrobrás System.

Therefore it is fundamental to establish integrated policies of Communication and Brand Management to report continuously to the various Purpose audiences the new position of the System and its commitment with the integration, competitiveness and profitability, in order to achieve business sustainability.

The big challenge is to take the brand as an intangible asset of great business importance and large power in the market, assuming as a strategic corporate goal its constant improvement.

4 PAE 2009-2012: Purpose, Critical Success Factors and Goals

Corporate Strategies	Purpose	Critical Success Factors	Goals

Corporate Governance	Improve compliance with the sustainability requirements of the Eletrobrás System	• Integrated Performance in the Sustainability Committees • Definition of performance criteria for Board and Committee members	• Raise scores in ISE Bovespa in 2009 • Listing in the Dow Jones Sustainability Index by 2012 • Upgrade to Level 2 of Bovespa Corporate Governance by 2012

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

Corporate Strategies	Purpose	Critical Success Factors	Goals

Investments

Raise the average return of the Eletrobrás System investments

Actively participate in the generation and transmission markets

Obtain economic financial equilibrium of the distribution concessions of the Eletrobrás System

Elaboration for the Eletrobrás System of: • Strategic Plan • Business Plan • Long term investment plan

Leveraging of 6,459 MW in Generation for the SIN (National Interconnected System)

Leverage of 10,386 km in Transmission for the SIN

To reach, by 2012, an operational cost basis concerning the PMSO, which is not greater than the limits established for the refrence company, as defined by ANEEL. This will be true for all distribution companies belonging to the Eletrobrás System

Controlled Companies Linked to SIN and the Eletrobrás System (2009/2012)

Scope	Discrimination	Chesf	Eletronorte	Furnas	Eletrosul	CGTEE	Total 2009 to 2012	After 2012*	Eletrobrás System Total

Eletrobrás System	MW	774	204	1,121	1,139	350	3,587	2,499	6,086

	Line (km)	1,938	1,652	1,020	1,962	-	6,573	-	6,573

* Investments made from 2009 to 2012, with operation scheduled for 2012 and beyond: Angra III and part of Jirau and Santo Antônio

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

Scope	Discriminacion	Total 2009 a 2012	2012 to 2017*	Total SIN

SIN	MW	6,459	4,470	10,928

	Linha (km)	10,386	-	10,386

Investment 2009/2012 – Corporate + Partnership (R$ Milion)

INVESTMENT	2009	2010	2011	2012	TOTAL

Generation	4,516	3,426	3,582	3,220	14,745

Transmission	2,545	2,324	1,182	288	6,338

Distribuition	1,046	1,997	1,512	1,307	5,862

Others	592	1,255	747	694	3,288

Total of investments	8,700	9,002	7,024	5,507	30,232

Budget 2009/2012 Detailed Sources for Investment and Partnership

	2009	2010	2011	2012

Contracted Resources	2,784	771	117	116

Resources to be contracted *	1,249	1,589	1,724	1,547

Own Resources	2,610	2,895	2,725	2,665

Resources to be defined	2,057	3,747	2,458	1,180

Total	8,700	9,002	7,024	5,508

* Projects which have defined funding, but which have not been contracted

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

Corporate Strategies	Purpose	Critical Success Factors	Goals

Investments	Actively participate in the generation and transmission markets (starting operation after 2012)	Enhancement of new Brazilian Nuclear Program projects Enhancement of hydroelectric expansion with the participation of the Eletrobrás System

Commissioning of nuclear systems of Angra 3 (1405 MW) by December 2012 (beginning of operations: Oct/2014)

Support Ministry of Mines and Energy in site studies for the Nuclear Units Nordeste 1 and 2 and Sudeste 1 and 2

Studies relating to HPU Belo Monte (11,181MW): anthropological report to be concluded by April 2009 (previous environmental license to be issued by Aug30, 2009)

Studies relating HPU’ Complexo Tapajós (10,682 MW) bid by Dec/2010

Studies relating to HPU Marabá (2,160 MW): conclusion EIA/RIMA environmental reports by Dec/2009

Studies relating to HPU Serra Quebrada (1,328 MW): conclusion of EIA/RIMA environmental report by Dec/2009

Corporate Strategies	Purpose	Critical Success Factors	Goals

Internacionalization	To structure the foreign portfolio project of the Eletrobrás System	Consolidation of the Eletrobrás System foreign strategy Prioritization of investment opportunities Feasibility studies for projects of G and T in Latin América	To conclude the following studies: Generation: 18,000 MW by 2012. Transmission:11,000 km of TL by 2012.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

Corporate Strategies	Purpose	Critical Success Factors	Goals

Corporate Management	To align and optimize processes in order to obtain an integrated performance and gains in competitiveness

Implementation/Gain:
Integrated Risk Management (GIR)
Unified Process of Supply Logistics
Integrated System of Ombudsman
Eletrobrás System SOX certification

Implementation of Research, Development and Info Policy for the Eletrobrás System

Assure total financing of Procel by the Federal Government by the end of 2009

GIR implemented at the holding level byJune 2010

GIR implemented at the companies by December/2010

Reduction of at least 10% in the costs of acquisition of material and equipment

All the companies with Ombudsman operating by June 2009.

To obtain the SOX Certification by December 2010 and its maintenance thereafter.

Obtain gains equivalent to 2% of net operating revenue of each company by the development of projects of Research, Development and Info Policy by the end of 2012

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

Corporate Strategies	Purpose	Critical Success Factors	Goals

Employee Management	To add the value of the staff of the Eletrobrás System as an agent and main beneficiary of the transformation process.

Implementation of:

A unified carreer plan

Unified Benefit Plan

Evaluation of performance based on competence and results

Employee mobility within the Eletrobrás System

Interconnected Program of Employee Development

To be one of the 50 best companies someone can work for. The listing must be on one of the following surveys:
- Great Place to Work (Época Magazine)
- FIA (Você S/A Magazine)

Constant improvement in the results of the Periodical Research of Organizational Climate of the Eletrobrás System.

Corporate Strategies	Purpose	Critical Success Factors	Goals

Company’s Image	To consolidate the image of the Eletrobrás System as a strategical agent of the sustainable growth of the coontry.	Implemenetation of: Integrated Policy of Communication of the Eletrobrás System Policy of Management of the Eletrobrás System Brand	The value brand name of the Eletrobrás System measured by December 2009. As of 2010: incremental growth in the valuation of the Eletrobrás System brand

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

5 Final Considerations

CGTE will be in charge of the management of the PAE 2009-2012 with the following tasks:

-To undertake actions for the disclosure and understanding of the program, paying special attention to the decoding of the Purposes according to the culture of each company of the System;

-To coordinate the definition of the performance indicators associated with the proposed Purposes, in order to permit the monitoring of the achieved progress;

-To follow the program in its regular meetings with the representatives of the companies;

-To prepare consolidated presentations to CONSISE for their follow-up and monitoring concerning the evolution of the program and achieved results;

-To maintain the Board of Executive Officers and the Board of Directors constantly informed about the Program, its evolution and results, providing them with all necessary support for its management and submit to them the subjects that require their evaluation.

It is expected that the PAE 2009-2012 will work as a launching pad for the Transformation Plan of the Eletrobrás System, bringing to the companies challenging goals and objectives, clearly defined, monitored and with a follow-up in order to meet the challenge launched by the Minister of Mines and Energy, on March 07, 2008, in order that Eletrobrás "may contribute even more to the sustainable economic and social development of the country, by increasing the supply of infrastructure for energy, with significant enhancement of its brand and its position in the national and international scenarios, as well as significant increase in the value of its shares on Stock Exchanges. "

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Strategic Action Program of the Eletrobrás System (PAE 2009 – 2012)

Eletrobrás System

JOSÉ ANTONIO MUNIZ LOPES	SERENO CHAISE
CEO – Eletrobrás	CEO – CGTEE

DILTON DA CONTI OLIVEIRA	ALBERT CORDEIRO GEBER DE MELO
CEO – Chesf	Director General – Cepel

JORGE NASSAR PALMEIRA	MARCELO LOBO FIGUEIREDO
CEO – Eletronorte	CEO – Eletropar

EURIDES LUIZ MESCOLOTTO	JORGE MIGUEL SAMEK
CEO – Eletrosul	Brazilian Director General – Itaipu Binacional

CARLOS NADALUTTI FILHO	FLÁVIO DECAT DE MOURA
CEO – Furnas	CEO – Ceron / Ceal / Cepisa / Manaus Energia
SA / Eletroacre / Boa Vista Energia SA

OTHON LUIZ PINHEIRO DA SILVA
CEO - Eletronuclear

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.